

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Kurt P. Kuehn
Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2011**
> **File No. 001-15451**

Dear Mr. Kuehn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing(s) as appropriate, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 11

1. We note the statement on page 11 that "These risks and uncertainties include, but are not limited to, those described below and elsewhere in this report and those described from time to time in our future reports filed with the SEC." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that you will remove this language in future filings.

Management's Discussion and Analysis
Results of Operations – Segment Review, page 24

2. Please quantify, in terms of dollars as appropriate, the principal factors cited as causes for variances so that investors may have a context of their magnitude and relative impact. This includes references to base price/rate increases which currently are discussed only in terms of the percentage increase effected. Additionally, consider quantifying the cited associated factors underlying the principal factors to the extent meaningful to the analysis. For example, a number of factors underlying compensation and benefits expenses are cited as contributing to the variance. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance in regard to quantification of cited factors.

3. Please present, preferably in comparative tabular fashion, the operating expenses of each segment so that investors may readily see the magnitude and relative impact of each in arriving at segment operating profit. This presentation should be accompanied by an appropriate level of analysis. Refer to 303(A)(3)(i) of Regulation S-K and instruction 4 to Item 303(A).

4. In regard to the operating margin of each segment, please provide the relative impact of each factor cited on the related margin to the extent not apparent from any narrative provided so that investors may readily understand their effect.

Supply Chain and Freight Operations
Operating Profit and Margin, page 31

5. We believe it would be useful to investors' understanding of the results of this segment to quantify the operating profit of each of the several units and group of businesses referred to. Please revise accordingly.

Notes to Consolidated Financial Statement
Note 5. Employee Benefit Plans, page 81

6. You disclose unfunded commitments to limited partnerships totaling approximately $585 million at December 31, 2010. Please tell us whether and how this amount is reflected in the table of contractual commitments on page 40.

Note 8. Legal Proceedings and Contingencies, page 89

7. We note the disclosures regarding the various matters that you are exposed to. We also note that you have not disclosed either the possible loss or range of loss or a statement that an estimate of loss cannot be made. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate. However, disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made pursuant to ASC 450-20-50-4.b. Given the different stages of each

of the matters disclosed, particularly for those that have existed two or more years, it seems unlikely that none of the open matters would be at a stage where estimation would not be possible. For any matter that is in the early stage of proceedings, disclosing known amounts associated with the matter, with discussion as to why you believe such amounts may be excessive or questionable, may provide meaningful information to enable an investor to understand the magnitude of the matter. In view of the preceding, please revise your disclosure to either provide the reasonably possible loss or range of possible loss, which may be aggregated for the matters in which estimation is possible, or provide explicit disclosure for each matter that you are unable to estimate the loss or range of possible loss and why you are unable to do so. If you cannot estimate the possible loss or range of possible loss, consider providing additional disclosure that would allow an investor to evaluate the potential magnitude of the matter, for example, the damage, claim or award sought. Please revise your disclosures beginning in the next Form 10-Q filed. Please provide us with a copy of the intended revised disclosure.

Definitive Proxy Statement on Schedule 14A

8. We note on page 26 that you awarded MIP Awards pursuant to your Management Incentive Plan. While you list the performance targets and provide a qualitative description of the actual results for the business elements "Balanced volume growth" and "Positive operating leverage," you do not disclose the actual quantitative results achieved for the respective covered period. Please confirm that in future filings you will disclose the actual performance results for each business element used for the determination of the MIP factor and MIP Awards granted to named executive officers. Alternatively, provide a supplemental analysis as to why it is appropriate to omit the actual results relating to these targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-

3859 or Lauren Nguyen at 202-551-3642 concerning other matters. You may also contact me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief